Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Mountain Renewables, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

The Articles have been amended to change the name of the corporation to ”Arcis Resources Corporation” and to increase the authorized common stock from 100,000,000 shares, $0.001 par value per share, to 200,000,000 shares, par value $0.001 per share.
The text of the amendments is attached.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least at majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  11,000,000.

4. Effective date of filing (optional):  11/15/10

5. Officer Signature (Required):	By: /s/ Kenneth A. Flatt, Jr.
Kenneth A. Flatt, Jr.
Chief Executive Officer

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Mountain Renewables, Inc.
Attachment to Certificate of Amendment

ARTICLE I - NAME
The name of the corporation is "Arcis Resources Corporation."

ARTICLE V-  SHARES
This corporation is authorized to issue one class of capital stock to be designated “Common Stock.”  The total number of shares of common stock which the corporation is authorized to issue is Two Hundred Million (200,000,000) shares of Common Stock having a par value of $0.001 per share.  The holders of the Common Stock shall have one (1) vote per share on each matter submitted to a vote of shareholders.  Each share shall be entitled to the same dividend and liquidation rights.  The capital stock of this corporation, after the amount of the subscription price has been paid in, shall never be assessable, or assessed to pay debts of this corporation.